Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Enters into Automatic Securities Purchase Plan

TORONTO, January 10, 2025 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it has entered into an automatic securities purchase plan (“ASPP”) with its broker, BMO Nesbitt Burns Inc., in order to facilitate repurchases of BMO common shares (“Common Shares”) in connection with its previously announced intention to purchase for cancellation up to 20 million of Common Shares under a normal course issuer bid. While the ASPP has been approved by the TSX, the purchase of any Common Shares under the ASPP will not begin until after the approval of such normal course issuer bid by the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Toronto Stock Exchange (TSX).

The actual number of Common Shares purchased under the normal course issuer bid, the timing of purchases and the price at which the Common Shares are bought will depend upon management discretion based on factors such as market conditions and capital adequacy. The purchase price for any Common Shares repurchased by the Bank under the normal course issuer bid will be market price at the time of acquisition. The Bank will consult with OSFI prior to making purchases. Bank of Montreal intends to file a notice of intention with the TSX in this regard and, subject to regulatory approvals, the bid would commence following TSX acceptance of the notice and continue for up to one year.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release may include but are not limited to statements with respect to BMO’s intention to establish a normal course issuer bid. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this press release not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, the appeal of favourable outcomes and our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual MD&A, as updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this press release is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this press release include those set out in the Economic Developments and Outlook and Allowance for Credit Losses sections of BMO’s 2024 Annual MD&A, as updated by quarterly reports. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

For News Media Enquiries:

John Fenton, Toronto, John.Fenton@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, Christine.Viau@bmo.com, (416) 867-6956; Bill Anderson, Toronto, Bill2.Anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com              X: @BMOmedia

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.41 trillion as of October 31, 2024. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.